SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature Page	3
Resolutions Passed at the 2008 Annual General Meeting dated June 18, 2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: June 19, 2009	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Resolutions Passed at the 2008 Annual General Meeting

The Company and all of its Directors warrant the truthfulness, accuracy and completeness of the information contained in this announcement and jointly and severally accept full responsibility for any false representations or misleading statements contained in, or material omissions from this announcement.

Important:

No objection or amendment was made to the resolutions proposed at the meeting.

I. The convening and attendance of the meeting

The 2008 Annual General Meeting (the “AGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held on 18 June 2009 (Thursday) at 9:00 a.m. at Jinshan Roller-skating Stadium, Shanghai City. The AGM was attended by 47 shareholders of the Company in person or by proxy holding 6.353 billion shares, representing 88.24% of the Company’s total voting shares of 7.2 billion shares, amongst which non-circulating shares amounted to 4.017 billion shares and circulating shares amounted to 2.336 billion shares. The convening of the AGM complied with the relevant regulations stipulated by the Company Law of the PRC and the articles of association of the Company. The AGM was convened by the board of directors (the “Board”) of the Company, and Mr. Rong Guangdao, Chairman of the Company, presided over the AGM.

II. Review of the ordinary resolutions

The following ordinary resolutions were considered and passed at the AGM through voting by open ballot:

1.	2008 Report of the Directors of the Company.

4.525 billion shares voted in favor; 1.9629 million voted against; votes in favor constituted 99.96% of shareholders (or their proxies) attending the meeting with voting shares.

Among the shareholders with non-circulating shares, 4.017 billion shares voted in favor, representing 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among the shareholders with circulating shares, 0.508 billion shares voted in favor, representing 99.62% of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 1.9629 million shares voted against.

2.	2008 Report of the Supervisory Committee of the Company.

4.525 billion shares voted in favor; 2.0355 million voted against; votes in favor constituted 99.96% of shareholders (or their proxies) attending the meeting with voting shares.

Among the shareholders with non-circulating shares, 4.017 billion shares voted in favor, representing 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among the shareholders with circulating shares, 0.508 billion shares voted in favor, representing 99.60% of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 2.0355 million shares voted against.

3.	2008 Audited Financial Statements of the Company.

4.462 billion shares voted in favor; 1.9762 million voted against; votes in favor constituted 99.96% of shareholders (or their proxies) attending the meeting with voting shares.

Among the shareholders with non-circulating shares, 4.017 billion shares voted in favor, representing 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among the shareholders with circulating shares, 0.445 billion shares voted in favor, representing 99.56% of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 1.9762 million shares voted against.

4.	2008 Profit Distribution Plan of the Company.

4.52 billion shares voted in favor; 6.8631 million voted against; votes in favor constituted 99.85% of shareholders (or their proxies) attending the meeting with voting shares.

Among the shareholders with non-circulating shares, 4.017 billion shares voted in favor, representing 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among the shareholders with circulating shares, 0.503 billion shares voted in favor, representing 98.65% of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 6.8631 million shares voted against.

5.	2009 Financial Budget of the Company.

4.522 billion shares voted in favor; 4.3732 million voted against; votes in favor constituted 99.90% of shareholders (or their proxies) attending the meeting with voting shares.

Among the shareholders with non-circulating shares, 4.017 billion shares voted in favor, representing 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among the shareholders with circulating shares, 0.506 billion shares voted in favor, representing 99.14% of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting ; 4.3732 million shares voted against.

6.	Re-appointment of KPMG Huazhen as the Company’s domestic auditors for the year 2009 and KPMG as the Company’s international auditors for the year 2009, and to authorize the Board to fix their remuneration based on that in 2008 with reference to combined factors including their workload.

4.518 billion shares voted in favor; 2.2378 million voted against; votes in favor constituted 99.95% of shareholders (or their proxies) attending the meeting with voting shares.

Among the shareholders with non-circulating shares, 4.017 billion shares voted in favor, representing 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among the shareholders with circulating shares, 0.501 billion shares voted in favor, representing 99.56% of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 2.2378 million shares voted against.

III. Review of the special resolution

The following special resolution was considered and passed at the AGM through voting by open ballot:

7.	The special resolution on the Amendments to the Articles of Association was considered and approved as follows:

To approve the following amendments to the articles of association of the Company (the “Articles of Association”) proposed by the Board and authorize the Board to make appropriate variations to the following proposed amendments and to transact all relevant matters regarding the following proposed amendments in accordance with the requests of any relevant PRC approval authorities and the listing rules of any stock exchanges on which the Company’s securities are listed:

It is provided in the original Article 208 of the Articles of Association:

“Where there is any profit that may be distributed to shareholders, the Company shall take steps to implement a profit distribution scheme with the principle of providing reasonable investment return to shareholders as well as ensuring the Company to meet its reasonable capital requirements.”

The proposed amendments are as follows:

“Where there is any profit that may be distributed to shareholders, the Company shall take steps to implement a profit distribution scheme with the principle of providing reasonable investment return to shareholders as well as ensuring the Company to meet its reasonable capital requirements.

The profit distribution policies of the Company are as follows:

a)	The Company shall properly deal with the correlation between the short-term benefits and long-term development of the Company and formulate a reasonable dividend distribution plan each year based on the prevailing operating environment and the capital requirement plan for project investment and after thoroughly considering the benefits of shareholders.

b)	The profit distribution policies of the Company shall maintain consistency and stability.

c)	The accumulated profits distributed in cash by the Company over the past three years shall represent no less than 30% of the realized average annual distributable profits over the past three years.

d)	If the Board of the Company does not make any cash profit distribution proposal, the Company shall disclose the reason(s) in its periodic reports.”

4.522 billion shares voted in favor; 5.4707 million voted against; votes in favor constituted 99.88 % of shareholders (or their proxies) attending the meeting with voting shares.

Among the shareholders with non-circulating shares, 4.017 billion shares voted in favor, representing 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among the shareholders with circulating shares, 0.505 billion shares voted in favor, representing 98.93% of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 5.4707 million shares voted against.

The above resolutions were passed at the 2008 AGM. The Company had appointed the Company’s auditor, KPMG, as the scrutineer to monitor the vote-taking procedures at the AGM. The Company has complied with the voting instructions stipulated by HKSCC Nominees Limited.

IV. Lawyer’s certification

As certified by and stated in the legal opinion issued by Mr. Gao Wei and Ms. Liu Qianqian of the Company’s legal advisor as to the PRC law, Haiwen & Partners (Beijing City), it is stated that “the convening and holding of the 2008 AGM, the qualification of the convener, the qualifications of shareholders or proxies who attended the AGM and the voting procedures adopted at the AGM were in compliance with the provisions of the relevant laws and the articles of association of the Company. As a result, the resolutions of the AGM are legally valid.”

Documents available for inspection:

1.	Resolutions passed at the 2008 AGM; and

2.	Legal opinions from the lawyer of the Company.

By Order of the Board

Zhang Jingming

Company Secretary

Shanghai, the PRC, 18 June 2009

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.